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BD 2/20

04001616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schoenholtz & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodhollow
(No. and Street)

Irvine, (City) California (State) 92640 (Zip Code)

MAIL RECEIVED PROCESSING
FEB 1 0 2004
WASH. D.C. 167 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Schoenholtz 949-559-4516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ira Schoenholtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schoenholtz & Co., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT / C.E.O.

Title

Notary Public

JOHN DAVID HALL
COMM. # 1312577
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Commission Expires JULY 9, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

SCHOENHOLTZ & CO.
2 WOODHOLLOW
IRVINE, CALIFORNIA 92604

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Schoenholtz & Co.
Irvine, California

I have audited the accompanying statement of financial condition of Schoenholtz & Co. as of December 31, 2003 and related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Schoenholtz & Co.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Schoenholtz & Co. as of December 31, 2002 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 17, 2004

SCHOENHOLTZ & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		
Checking		$ 3,411
Property & equipment,		
net of accumulative depreciation ($3,862)		0
Loan receivable – officers		5,202
Clearing account deposit		25,014
TOTAL ASSETS		$33,627

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses		$ 2,450
		2,450
SHAREHOLDER'S EQUITY		
Common Stock ($1 par value, 1,000,000 shares		
authorized, 100 shares issued and outstanding)	$ 100	
Retained earnings	31,077	
		31,177
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 33,627

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Service fees	$ 13,199
Loss on sale of securities	(10,650)
Interest income	249
TOTAL REVENUES	2,798
OPERATING EXPENSES - SCHEDULE	40,671
(LOSS) BEFORE TAX PROVISION	(37,873)
INCOME TAX PROVISION	800
NET (LOSS)	$(38,673)

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2002	100	$ 100	$ 0	$ 69,750	$ 69,850
Net Income (Loss)				(38,673)	(38,673)
Balance at December 31, 2003	100	$ 100	$ 0	$ 31,077	$ 31,177

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net loss	$	(38,673)
Adjustment:		
Loss on sale of securities		10,650
Change in operating assets and liabilities:		
Income tax refund		3,197
Accrued expenses		500
Net cash provided (used) in operating activities		(24,326)
Cash Flows from Investing Activities:		
Sale of NASD stock		8,250
Clearing account deposit		2,969
Loan to officers		3,022
		14,241
Cash Flows from Financing Activities:		--
Net increase (decrease) in cash		(10,085)
Cash at beginning of year		13,496
Cash at end of year	$	3,411

Supplemental Data

Interest Paid	$	0
Income Taxes	$	800

See Accompanying Notes to Financial Statements

SCHOENHOLTZ & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

Organization
Schoenholtz & Co. (the Company), was incorporated on October 6, 1993 and is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company operates out of its principal and only office located in Irvine, California.

Securities Transactions
Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Depreciation
Equipment is carried at cost. The entire cost of the assets have been expenses under Internal Revenue Code Section 179.

Note 2 - Net Capital Requirements.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital ($5,000) as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements. See page 8.

Note 3 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
State	800
	$ 800

The Company has a net operating loss carry forward (NOL) of approximately $28,000 and a capital loss carry forward of $11,000. The State of California has suspended NOL's and requires a $800 minimum tax.

NOTE 5 - Off Balance-Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - Note Receivable

In January 1999, the Company loaned $25,000 to another broker dealer that the broker dealer used to obtain a clearing agreement with Jefferies & Co. using the $25,000 as a deposit. The aforementioned broker dealer signed a promissory note in favor of Schoenholtz & Co., securing the note with the clearing deposit at Jefferies. Schoenholtz also filed a UCC-1 with the state treasurer's office to register the security. The note receivable to Schoenholtz was not considered an allowable asset for net capital purposes.

In 3rd quarter of 2002, the note was repaid to Schoenholtz and a UCC-3 form terminating the security was filed with the state treasurer. Subsequently, Schoenholtz arranged a clearing agreement in their name with Jefferies & Co. providing $25,000 as a clearing deposit. As is customary, the "clearing deposit" is an allowable asset for net capital purposes.

NOTE 7 – Related Party Transaction

The Company's sole stockholder sold the Company's NASD stock to his pension fund at a $10,650 loss.

SCHOENHOLTZ & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity	$	31,177
Less: Nonallowable asset		
Loan receivable - officer		(5,202)
		25,975
Less: Haircuts		--
NET CAPITAL	$	25,975

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6-2/3% of net aggregate indebtedness	$	164
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	20,975
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	25,730

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	2,450
Percentage of aggregate indebtedness to net capital		9.43%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Schoenholtz & Co.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
January 17, 2004

SCHOENHOLTZ & CO.
STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Accounting services	$ 7,700
Auto expense	3,000
Bank charges	90
Fees	1,052
Insurance	7,124
Meals & entertainment	447
Medical expenses	4,018
Payroll taxes	1,172
Postage	4
Professional services	375
Office supplies & equipment	216
Salaries	12,938
Telephone & Internet services	2,535
TOTAL	$40,671

See Accompanying Notes to Financial Statements

PART II

SCHOENHOLTZ & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Schoenholtz & Co.
Irvine, California

In planning and performing my audit of the financial statements of Schoenholtz & Co. (thereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Schoenholtz & Co.
Irvine, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 17, 2004